Form 20-F
period 2002-12-31
GRACECHURCH CARD FUNDING NO 2 PLC; GRACECHURCH RECEIVABLES TRUSTEE LTD
filed 2003-07-15
CIK 1192695, 1098061

As filed with the Securities and Exchange Commission on July 15, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(MARK ONE)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002 (NO FEE REQUIRED)

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO (NO FEE REQUIRED)

Commission file numbers 333-100102; 333-100102-01; 333-100102-02

Gracechurch Card Funding	Gracechurch Receivables
(No.2) PLC	Trustee Limited

(Exact name of Registrants as specified in their charters)
England and Wales	Jersey, Channel Islands
(State or other jurisdiction of incorporation or organization)
54 Lombard Street	26 New Street
London EC3P 3AH	St. Helier
United Kingdom	Jersey JE2 3RA
44-(0)207-699-5000	44-1534-814814

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of Class	Name of Each Exchange on Which Registered

$900,000,000 Class A Floating Rate Asset-Backed Notes(1)	None
$50,000,000 Class B Floating Rate Asset-Backed Notes(1)	None
$50,000,000 Class B Floating Rate Asset-Backed Notes(1)	None
Investor Certificate (2)	None

Indicate by check mark whether the registrants: (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports), and (2) have been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17 ☐	Item 18 ☐	Incorporated by Reference to filings on Form 6-K ☒

(1)	Gracechurch Card Funding (No. 2) PLC is the registrant for the Class A Notes, the Class B Notes and the Class C Notes.

(2)	Gracechurch Receivables Trustee Limited is the registrant for the Investor Certificate.

     This Annual Report on Form 20-F relates to Gracechurch Card Funding (No.2) PLC (the “Company”) and the $900,000,000 Class A Floating Rate Asset-Backed Notes, the $50,000,000 Class B Floating Rate Asset-Backed Notes and the $50,000,000 Class C Floating Rate Asset-Backed Notes (collectively, the “Notes”) issued pursuant to a trust deed dated 24 October 2002 (the “Trust Deed”), between the Company and The Bank of New York, as note trustee.

     This Annual Report on Form 20-F further relates to Gracechurch Receivables Trustee Limited (the “Receivables Trustee”) and the receivables trust, the property of which includes all present and future receivables arising under all MasterCard and VISA credit and charge card accounts of individual cardholders originated by the Barclaycard business unit of Barclays Bank PLC that have not been identified as non-designated accounts and that are denominated in pounds sterling with a billing address within England, Wales, Scotland, Northern Ireland or a permitted additional jurisdiction or a restricted additional jurisdiction. The Receivables Trustee was formed under the laws of Jersey, Channel Islands on September 29, 1999. All of the issued share capital of the Receivables Trustee is held by nominees of a trust company formed in Jersey, Bedell Cristin Trustees Limited, on the terms of a general charitable trust.

     References in this Annual Report on From 20-F to the “MTN Issuer” are to Barclaycard Funding PLC, which purchased an investor certificate (the “Investor Certificate”) pursuant to the Series 02-1 MTN Supplement, dated October 24, 2002, between the MTN Issuer and The Bank of New York, as security trustee (the “Series 02-1 MTN Supplement”) and issued the Series 02-1 medium term note certificate (the “Series 02-1 MTN Certificate”) pursuant to a security trust and cash management deed, dated November 23, 1999 as supplemented by the Series 02-1 MTN Supplement. Information regarding the MTN Issuer is available in Barclaycard Funding PLC’s Form 20-F for the year ended December 14, 2002, filed with the Securities and Exchange Commission on June 16, 2003.

     Capitalized terms used herein and not defined have the same meaning ascribed to such terms in the registration statement on Form F-1 for the Notes filed with the Securities and Exchange Commission on September 26, 2002 and amended by pre-effective amendments on October 4, 2002 and October 11, 2002 (the “Registration Statement”).

     The information required for some items in Form 20-F is “not applicable” to the Company and the Receivables Trustee. As used in this Annual Report filed on Form 20-F, “not applicable” means that the response to the referenced item is omitted in reliance on the procedures outlined in numerous no-action letters issued by the Commission’s Staff with respect to issuers of substantially similar asset-backed securities that file annual reports on Form 10-K.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

     Not Applicable.

Item 2. Offer Statistics and Expected Timetable

     Not Applicable.

Item 3. Key Information

Selected Financial Data

     The registrants incorporate by reference the following monthly Trust Cash Manager’s Reports, filed on Form 6-K, which include all financial information relating to the registrants that is relevant to noteholders:

     Monthly Trust Cash Manager’s Reports for the monthly period ending:

     November 30, 2002 and December 31, 2002.

Capitalization and Indebtedness

     Not Applicable.

Reasons for the Offer and Use of Proceeds

     Not Applicable.

Risk Factors

     Not Applicable.

Item 4. Information on the Company

The Company

General

     The Company was formed in England and Wales on July 29, 2002 under the name of Sunnytrail PLC with registered number 4497894 as a public company with limited liability under the Companies Acts 1985 and 1989, which is also the primary legislation under which the Company operates. It passed a special resolution to change its name to Gracechurch Card Funding (No. 2) PLC on September 18, 2002.

Property, Plant and Equipment

     Aside from the Series 02-1 MTN Certificate, the Company does not own, lease, or otherwise occupy any property.

Legal Proceedings

     There are no, nor since the Company’s incorporation on July 29, 2002 have there been any, legal or arbitration proceedings, including any proceedings that are pending or threatened of which the Company is aware, which may have, or have had in the recent past, a significant effect on the Company’s financial position.

The Receivables Trustee and the Receivables Trust

General

     The Receivables Trustee is a private limited liability company incorporated under the laws of Jersey, Channel Islands on September 29, 1999. The shares of the Receivables Trustee are held by nominee companies on behalf of a professional trustee company — not affiliated with Barclays — as trustee on trust for charitable purposes. This means that any profits received by the Receivables Trustee, after all amounts have been paid on the investor certificates and in meeting the costs and expenses of the receivables trustee, will be available to be dividended to the trustee for distribution for charitable purposes or to charities exclusively for charitable purposes selected at the discretion of the receivables trustee. The Receivables Trustee acts as trustee of the receivables trust.

     The receivables trust is a trust formed under English law the terms and conditions of which are contained in a deed of amendment and restatement relating to a declaration of trust and trust cash management agreement dated November 23, 1999 as supplemented by the Series 02-1 Supplement to declaration of trust and trust management agreement dated October 29, 2002.

Property, Plant and Equipment

     The Receivables Trustee does not own, lease, or otherwise occupy any property aside from receivables in designated revolving credit and charge card accounts of Barclaycard, a division of Barclays Bank PLC, and related rights.

Legal Proceedings

     There are no, nor since the Receivables Trustee’s incorporation on September 29, 1999 have there been any, legal or arbitration proceedings, including any proceedings that are pending or threatened of which the Receivables Trustee is aware, which may have, or have had in the recent past, covering at least the previous 12 months, a significant effect on the Receivables Trustee’s financial position.

     Officer’s Certificates of Compliance, executed by a director of each of the Company and the Receivables Trustee are filed herewith as Exhibits 99.1 and 99.2. The Officer’s Certificate of Compliance of the Company contains a statement that the Company has complied with all conditions and covenants under the Relevant Documents for the issuance of the Notes by the Company. The Officer’s Certificate of Compliance of the Receivables Trustee contains a statement that the Receivables Trustee has complied with all conditions and covenants under the Relevant Documents for the issuance of the investor certificates by the receivables trust.

Item 5. Operating and Financial Review and Prospects

Operating Results

     Not Applicable.

Recent Accounting Developments

     Not Applicable.

Liquidity and Capital Resources

     Not Applicable.

Research and Development, Patents and Licenses

     None.

Trend Information

     On April 8, 2003, Gracechurch Card Funding (No. 3) PLC, a company incorporated under the laws of England and Wales, issued $1,000,000,000 floating rate asset-backed notes, which are funded by payments of interest and principal on a series 03-1 medium term note certificate issued by the MTN Issuer and sold to Gracechurch Card Funding (No. 3) PLC.

     Furthermore, on June 19, 2003, Gracechurch Card Funding (No. 4) PLC, a company incorporated under the laws of England and Wales, issued $1,000,000,000 floating rate asset-backed notes, which are funded by payments of interest and principal on a series 03-2 medium term note certificate issued by the MTN Issuer and sold to Gracechurch Card Funding (No. 4) PLC.

Off-Balance Sheet Arrangements

     Not Applicable.

Tabular Disclosure of Contractual Obligations

     Not Applicable.

Safe Harbor

     Not Applicable.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The Company

     The following sets out the directors of the Company and their business addresses. Because the Company is organized as a special purpose company and will be largely passive, it is expected that the directors of the Company in that capacity will participate in its management to a limited extent.

Name	Nationality	Business Address

Richard Francis Sommers	British	1234 Pavilion Drive, Northampton NN4 7SG
SFM Directors Limited	British	Blackwell House, Guildhall Yard, London EC2V 5AE
SFM Directors (No. 2) Limited	British	Blackwell House, Guildhall Yard, London EC2V 5AE
Timothy Gaffney (alternate director)	British	1234 Pavilion Drive, Northampton NN4 7G6

     The directors of SFM Directors Limited and SFM Directors (No. 2) Limited are Jonathan Keighley, James Macdonald and Robert Berry. Their principal activities include the provision of directors and corporate management services to structured finance transactions as directors on the boards of SFM Directors Limited and SFM Directors (No. 2) Limited. The business addresses of the directors of SFM Directors Limited and SFM Directors (No. 2) Limited are Blackwell House, Guildhall Yard, London EC2V 5AE.

The Receivables Trustee

     The following sets out the directors of the Receivables Trustee and their business addresses. Because the Receivables Trustee is organized as a special purpose company and will be largely passive, it is expected that the directors of the Receivables Trustee in that capacity will participate in its management to a limited extent.

Name	Nationality	Business Address

Richard Francis Sommers	British	1234 Pavilion Drive, Northampton NN4 7SG
Richard Charles Gerwat	British	26 New Street, St. Helier, Jersey JE2 3RA
Michael Henry Richardson	British	26 New Street, St. Helier, Jersey JE2 3RA

Compensation

     For the year ended December 31, 2002, the aggregate compensation of the directors of the Company consisted of a nominal fee of approximately £5,000. For the year ended December 31, 2002, the aggregate compensation of the directors of the Receivables Trustee consisted of a corporate benefit fee of approximately £5,000.

Board Practices

     There is no current provision to provide compensation to the directors of the Company or the Receivables Trustee upon termination.

Audit and Compliance Committee

     Neither the Company nor the Receivables Trustee has an audit and compliance committee. The respective Boards of Directors function as audit committees as defined in the Sarbanes-Oxley Act 2002 and perform all acts necessary under that legislation.

Employees

     Neither the Company nor the Receivables Trustee has any employees.

Item 7. Major Shareholders and Related Party Transactions

The Company

     One share of the Company’s share capital is held by a share trustee under the terms of a share declaration of trust. Gracechurch Card (Holdings) Limited holds the remaining 49,999 shares, which are in turn held by SFM Corporate Services Limited as trustee for a charitable trust.

The Receivables Trustee

     All of the issued share capital of the Receivables Trustee is held by a trust company formed in Jersey, Bedell Cristin Trustees Limited, on the terms of a general charitable trust.

Item 8. Financial Information

     The registrants incorporate by reference the following monthly Trust Cash Manager’s Reports, filed on Form 6-K, which include all financial information relating to the registrants that is relevant to noteholders:

     Monthly Trust Cash Manager’s Reports for the monthly period ending:

     November 30, 2002 and December 31, 2002.

Item 9. Offer and Listing Details

     None of the Notes or the investor certificate, representing undivided beneficial interests in the receivables trust, are traded on any nationally recognized exchange in the United States. The Notes are listed on the London Stock Exchange.

Item 10. Additional Information

Material Contracts

     Neither the Company nor the Receivables Trustee is party to any material contracts.

Exchange Controls

     Not applicable.

Taxation

United States Taxation

Overview

     The following summary describes the material U.S. federal income tax consequences of acquiring, holding and disposing of the Notes.

     This summary does not discuss all aspects of U.S. federal tax law. In particular, except as specifically indicated in this summary, it addresses only purchasers in the original offering who hold Notes as “capital assets” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, called the “Code”. It does not address special U.S. federal income tax considerations that may be important to particular investors in light of their individual investment circumstances or to certain types of investors subject to special tax rules — e.g. financial institutions, insurance companies, tax-exempt institutions, dealers in securities or currencies or investors holding the Notes as part of a conversion transaction, hedge, integrated transaction, constructive sale transaction or as a position in a straddle for tax purposes, or persons whose functional currency, as defined in Code Section 985, is not the U.S. dollar.

     Further, this discussion does not address alternative minimum tax consequences or any tax consequences to holders of interests in a noteholder. In addition, this summary does not discuss any foreign, state, local or other tax considerations. This summary is based on the Code, and administrative and judicial authorities, all as in effect on the date of this prospectus and all of which are subject to change, possibly on a retroactive basis. The Company suggests that persons considering the purchase of Notes consult their own tax advisors about the U.S. federal income tax consequences of an investment in the Notes and the application of United States federal tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.

     For the purposes of this summary, a “United States holder” means a beneficial owner of Notes who is a “United States person” as described in Section 7701(a)(30) of the Code, generally including:

(a)	an individual who is a citizen or resident of the United States;

(b)	a corporation or partnership created in or under the laws of the United States, any state or any political subdivision of any state — including the District of Columbia; and

(c)	an estate or trust whose income is includible in gross income for U.S. federal income tax purposes without regard to source.

A “non-United States holder” means a beneficial owner of Notes that is not a United States holder.

Tax Status of the Receivables Trust and the Company

     It is presently contemplated that each of the Receivables Trust and the Company will conduct their respective activities, including activities undertaken on their behalf, such as servicing activities entirely outside of the United States. In that regard, assuming that the activities of each of the receivables trust and the Company are, as contemplated, conducted entirely outside of the United States, and assuming each of these entities makes no investments that are subject to withholding of U.S. federal income tax, U.S. tax counsel is of the opinion that, although no transaction closely comparable to that contemplated herein has been the subject of a Treasury regulation, revenue ruling or judicial decision and hence the matter cannot be free from doubt, each of the Receivables Trust and the Company will not be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes and that each of these entities will not be subject to U.S. federal income tax.

     Prospective investors should understand that such determination of whether a person is engaged in a U.S. trade or business is based on a highly factual analysis, there is no direct guidance as to which activities constitute being engaged in a trade or business within the United States, and it is unclear how a court would construe the existing indirect authorities. A foreign corporation deemed to be so engaged would be subject to U.S. federal income tax, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a domestic corporation, except that a foreign corporation would be entitled to deductions and credits for a taxable year only if it files, on a timely basis, an income tax return for that year which neither of the Receivables Trust and the Company intend to do, even as a protective measure. The maximum U.S. federal income tax rates are currently 35 per cent. for a corporation’s effectively connected income and 30 per cent. for the branch profits tax, resulting in an effective maximum U.S. federal income tax rate of 54.5 per cent. The branch profits tax is imposed each year on a corporation’s effectively connected earnings and profits, with certain adjustments, deemed repatriated out of the United States.

United States Holders

Tax Treatment of the Notes as Indebtedness

     The Company will treat the Notes as debt for U.S. federal income tax purposes. Each holder of Notes, by acceptance of such Notes, will also agree to treat the Notes as indebtedness for U.S. federal income tax purposes. U.S. tax counsel has advised that in its opinion, although there is no directly governing authority addressing the classification of securities similar to the Notes, under current law, the Notes will be treated as indebtedness for U.S. federal income tax purposes. Such agreement and opinion are not binding on the IRS and, as stated above, no assurance can be given that the characterisation of the Notes as indebtedness would prevail if the issue were challenged by the IRS. The IRS might attempt to treat the Notes for U.S. federal income tax purposes as equity interests in a corporation. As discussed below, treatment of the Notes as equity interests could have adverse tax consequences for United States holders.

     Except as indicated, the discussion below assumes the Notes are treated as indebtedness for U.S. federal income tax purposes.

Interest Payments and Distributions

     The Notes may be treated as having been issued with original issue discount — “OID” — for U.S. federal income tax purposes, in which case the OID will be taxed as described below. However, in the absence of any OID on the Notes, interest on the Notes will be taxable to a United States holder as ordinary income at the time it is received or accrued, in accordance with the holder’s regular method of accounting for U.S. federal income tax purposes.

     The total amount of OID on a note is the excess of its stated redemption price at maturity over its issue price. The issue price for the Notes is the price — including any accrued interest — at which a substantial portion of the relevant Notes are first sold to the public. In general, the stated redemption price at maturity of a note is the sum of all payments made on the note other than payments of interest that (1) are payable at least annually over the entire life of the note and (2) are based on a single fixed rate or variable rate — or certain combinations of fixed and variable rates.

     If any of the Notes are issued at a discount of an amount equal to or greater than 0.25 per cent. of that note’s stated redemption price at maturity multiplied by the note’s weighted average maturity, called its “WAM”, then that note will be deemed to bear OID. The WAM of a note is computed based on the number of full years each distribution of principal — or other amount included in the stated redemption price at maturity — is scheduled to be outstanding. Further, the IRS could take the position based on U.S. Treasury regulations that none of the interest payable on a note is unconditionally payable and so that all of that interest should be included in the note’s stated redemption price at maturity. In addition, if on the closing date there is a differential of more than 25 basis points between the initial fixed interest rate and the current value of the variable interest rate that follows, the IRS may take the position that the note bears OID and the holder of the note would be required to accrue OID into income as described below.

     A United States holder — including a cash basis holder — of a note deemed to bear OID generally would be required to accrue OID on the relevant note for U.S. federal income tax purposes on a constant yield basis. This would require the inclusion of OID in income in advance of the receipt of cash attributable to that income. Under Section 1272(a)(6) of the Code, special provisions apply to debt instruments on which payments may be accelerated due to prepayments of other obligations securing those debt instruments. However, no regulations have been issued interpreting those provisions, and the manner in which those provisions would apply to the Notes is unclear.

     Sourcing. Interest payments or distributions on a note generally will constitute foreign source income for U.S. federal income tax purposes. Subject to certain limitations, UK withholding tax, if any, imposed on these payments will generally be treated as foreign tax eligible for credit against a United States holder’s U.S. federal income tax. For foreign tax credit purposes, it is expected that interest will generally be treated as passive income or, in the case of some United States holders, financial services income.

     Disposition or Retirement of Investment. Subject to the discussion of the PFIC rules below, upon the sale, exchange or retirement of a note — including pursuant to a redemption by the Company prior to its maturity date — a United States holder will recognize gain or loss equal to the difference between the amount realized and the United States holder’s “adjusted tax basis” in the relevant note. In general, a United States holder’s adjusted tax basis in an OID debt instrument is equal to the United States holder’s cost for such debt instrument, plus any OID accrued and less the amount of any payments received by the holder that are not “qualified stated interest” payments under applicable U.S. Treasury regulations.

     A United States holder’s adjusted tax basis in a debt instrument with no OID is generally equal to the holder’s cost less the amount of any principal payments made before the date of disposition. A United States holder’s adjusted tax basis in stock is generally equal to the United States holder’s cost for the stock. In general, any gain or loss realized by the holder will be capital gain or loss. Under certain circumstances, capital gains derived by individuals are taxed at preferential rates. The deductibility of capital losses is subject to limitations. If a United States holder’s basis in a note includes accrued but unpaid OID, the holder may be required specifically to disclose any loss under recent regulations on corporate tax shelter transactions.

     Sourcing. Gain realized by a United States holder on the sale, exchange or retirement of a note generally will be treated as a United States source gain. Under recently issued U.S. Treasury regulations governing losses recognized on the sale of personal property, loss from the sale, exchange or retirement of a note generally will also be treated as a United States source loss. Exceptions to the application of these regulations’ sourcing provisions include exceptions for certain losses attributable to foreign exchange fluctuations, accrued but unpaid interest, and foreign offices of U.S. residents, among others. Some other exceptions to the regulations’

general rule apply to Notes treated as equity in the Company. The Company suggests that United States holders consult their own tax advisors about the proper treatment of losses for foreign tax credit purposes.

     Alternative Tax Treatment of Notes as Equity. U.S. tax counsel opines, and the Company intends to take the position, that the Notes are debt for U.S. federal income tax purposes. Consequently, the U.S. federal income tax consequences of purchasing, owning and disposing of the Notes should be as set forth above. However, if the Notes were not to be treated as debt, they would likely be treated as equity interests in the Company.

     Investment in a Passive Foreign Investment Company. Because of the nature of the income of the Company, the Company could constitute a passive foreign investment company — or “PFIC”. Accordingly, United States holders of any class of Notes treated as equity — in particular, the class C Notes — might be shareholders in a PFIC.

     In general, United States holders treated as shareholders of a PFIC constituted by the Company would be subject to special tax rules on excess distributions made to them by the Company, including a rateable inclusion of “excess distributions” in the United States holder’s gross income as ordinary income and requirement for the payment of an interest charge on tax that is deemed to have been deferred on these excess distributions. Excess distributions would generally include (1) some distributions on a United States shareholder’s equity interest in the Company for a taxable year, if the total of those amounts exceeds 125 per cent. of the average amount of distributions from the Company made during a specified base period, and (2) gain from the disposition, or deemed disposition, of the equity interest in the Company. United States holders generally might avoid these unfavorable consequences if they made either of two specific elections available under the Code with respect to shares in a PFIC, but it is not clear either election would be available for the Notes.

     The first such mitigating election is a “qualified electing fund”, or “QEF”, election pursuant to Code Section 1295. If a United States holder made a QEF election with respect to a note treated as equity, that United States holder generally would be required to include its pro rata share of the Company ‘s ordinary income and net capital gains in income for each taxable year and pay tax on it, even if such income and gain were not distributed to the United States holder. Further, any losses of the Company would not be deductible by the United States holder. If the Company later distributed the income or gain on which a United States holder had already paid tax, amounts so distributed will not be further taxable to the United States holder. A United States holder’s tax basis in such a note would be increased by the amount so included and decreased by the amount of non-taxable distributions thereon. In general, a United States holder making a QEF election would recognize, on a disposition of its Notes, capital gain or loss equal to the difference, if any, between the amount realized upon such disposition and the tax basis in such Notes. In general, a QEF election would be required to be made on or before the due date for filing a United States holders’ federal income tax return for the first taxable year for which it holds a note. The QEF election would be effective only if certain required information were made available by the Company to an investor. The Company, however, does not intend to provide holders with this information and, accordingly, no assurance can be given to investors that any QEF election made with respect to Notes would be effective.

     A United States holder that held marketable stock in a PFIC might, in lieu of making a QEF election, also avoid certain unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year. A United States holder that made the mark-to-market election would be required to include in income each year as ordinary income an amount equal to the excess, if any, of the fair market value of the stock at the close of the year over the United States holder’s adjusted tax basis in the stock. For this purpose, a United States holder’s adjusted basis would generally be the holder’s cost for the stock, increased by the amount previously included in the holder’s income pursuant to this mark-to market election and decreased by any amount previously allowed to the United States holder as a deduction pursuant to this election. If, at the close of the year, the United States holder’s adjusted tax basis exceeded the fair market value of the stock, then the United States holder could deduct any of this excess ordinary income, but only to the extent of net mark-to market gains previously included in income. Any gain from the actual sale of the PFIC stock would be treated as ordinary income, and any loss would be treated as ordinary loss to the extent of net mark-to market gains previously included in income. Stock would be considered marketable if it were regularly traded on an exchange that the IRS determined to be qualified for these purposes. Although the Company believes that each class of Notes will be listed on a qualified exchange, pursuant to U.S. Treasury regulations, a class of stock is regularly traded for any calendar year during which it is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Accordingly, because there is uncertainty as to whether any class of Notes will be regularly traded and hence, there can be no assurance — and no representation is made — that the Notes would be eligible for mark-to-market election.

     Because the Company does not expect the QEF election to be available to an investor to mitigate the effect of the PFIC provisions, and it is unclear with whether mark-to-market would be available either, United States holders should be aware of the potentially adverse tax consequences arising under the PFIC provisions discussed above should any Notes be treated as equity. First, all or a portion of both distributions and gains on Notes generally would be taxable to holders as ordinary income, and would be taxable at the highest marginal rates applicable to current and prior years during the holding period. Further, all or a portion of the distributions and gains could be subject to the additional “interest charge” tax. Such interest charge tax — computed in the manner described above on “excess distributions” and gains — generally is intended to eliminate the value of any tax deferral arising from an investment in Notes. Although the Company does not expect there would be any significant deferral of tax arising from an investment in Notes treated as equity and consequently does not expect that the interest charge tax computation should produce a substantial additional tax liability, in some circumstances, it could do so. For example, the interest charge computation could produce an interest charge tax with respect to a floating rate note if the floating rate on the note increased substantially over an investor’s holding period. Alternatively, the computation could produce such a tax with respect to a fixed rate note if that note was sold by a United States holder at a substantial gain due to fluctuations in the general level of interest rates. No assurance is possible that such circumstances, or others, will not occur.

     Certain additional adverse consequences could flow to indirect investors in a PFIC. More specifically, the ownership of the Notes by a non-United States holder might be attributed to a United States holder notwithstanding that such United States holder held no note and received no cash in respect of a note. Code Section 1298(a) generally treats Notes held directly or indirectly by a foreign partnership, corporation, trust or estate as owned by such entity’s partners, shareholders or beneficiaries, as applicable; it also may treat any of various option arrangements as conferring ownership of Notes on United States holders. Hence, a United States holder treated as owning Notes held by a non-United States holder generally would be subject to tax on indirect gains and distributions attributable to the Notes in the manner described above.

     Finally, an investor who pledged shares in a PFIC as security for a loan should be aware that such a pledge would be treated as a disposition of the related shares, and any gain would be subject to the rules applicable to distributions and gains with respect to shares in a PFIC described above.

     Sourcing. For sourcing of payments for a note treated as stock in the Company and gain or loss on sale of an interest in this stock, see “—Interest Payments and Distributions — Sourcing” and “—Disposition or Retirement of Investment — Sourcing” above.

Controlled Foreign Corporation Status

     Should the Notes, and particularly the class C Notes, be treated as equity, it is possible that the Company might be treated as a controlled foreign corporation for U.S. federal income tax purposes. In this event, United States holders of equity interests that were treated as owning 10 per cent. or more of the combined voting power of the Company would be required to include in income their pro rata share of the earnings and profits of the Company, and generally would not be subject to the rules described above about PFICs. Additionally, an IRS Form 5471 may be required to be filed.

Reporting Requirements

     If any United States holder were treated as owning an equity interest in the Company for U.S. federal income tax purposes, it would be required file IRS Form 8621 for each tax year in which it held such an interest. In addition, if a United States holder were treated as owning 5 per cent. or more of an equity interest of the Company, certain additional reporting requirements would be required to be satisfied.

     Under Section 6038B of the Code — relating to reporting requirements incident to the transfer of property, including cash, to a foreign corporation by U.S. persons or entities — in general, a United States holder, including a tax-exempt entity, that purchased any Notes treated as equity for U.S. federal income tax purposes would be required to file an IRS Form 926 or similar form with the IRS if such United States holder were treated as owning, directly or by attribution, immediately after the transfer at least 10 per cent. by vote or value of the Company, or the purchase, when aggregated with all purchases made by such United States holder — or any related person thereto — within the preceding 12 month period, exceeded $100,000. If a United States holder fails to file any such required form, the United States holder could be required to pay a penalty equal to 10 per cent. of the gross amount paid for the Notes, subject to a maximum penalty of $100,000, except in cases involving intentional disregard.

Non-United States Holders

     Subject to the discussion of backup withholding below, an investment in the Notes by non-United States holders generally will not give rise to any U.S. federal income tax to these holders, unless the income received on, or any gain recognized on the sale or other disposition of their Notes is:

(a)	treated as effectively connected with the conduct of a trade or business in the United States; or

(b)	in the case of gain recognized by an individual, the individual is present in the United States for 183 days or more and has a tax home — as defined in the Code — in the United States during the taxable year.

Backup Withholding and Information Reporting

     Payments of principal and interest, as well as payments of proceeds from the sale, retirement or disposition of a note, may be subject to “backup withholding” tax under Section 3406 of the Code if a recipient of such payments fails to furnish to the payor certain identifying information. Any amounts deducted and withheld would be allowed as a credit against such recipient’s U.S. federal income tax, provided appropriate proof is provided under rules established by the IRS. Furthermore, certain penalties may be imposed by the IRS on a recipient of payments that is required to supply information but that does not do so in the proper manner. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and financial institutions. Information may also be required to be provided to the IRS concerning payments, unless an exemption applies. Holders of the Notes should consult their tax advisors regarding their qualification for exemption from backup withholding and information reporting and the procedure for obtaining such an exemption.

United Kingdom Taxation

Overview

     The summary set out below describes the material United Kingdom withholding tax, income tax, corporation tax, inheritance tax, capital gains tax, stamp duty and stamp duty reserve tax consequences of acquiring, holding and disposing of the Notes.

     The comments below are based on United Kingdom law and practice at the date of this filing. They relate only to the position of persons who are the absolute beneficial owners of their Notes and may not apply to certain classes of persons, including dealers and persons who own the Notes as trustee, nominee or otherwise on behalf of another person, but otherwise will, subject to the following paragraph, apply to United States holders who beneficially own the Notes.

     The comments below do not necessarily apply where the interest or any other income on the Notes is deemed for United Kingdom tax purposes to be the income of a person other than the absolute beneficial owner of the Notes in question, for example where a person ordinarily resident in the United Kingdom transfers assets to a non-resident company for the purpose of avoiding United Kingdom tax.

     It is suggested that any noteholders who are in doubt as to their position consult their professional advisers.

Taxation of U.S. Residents

     As discussed in more detail below, a United States holder who is not resident in the United Kingdom for United Kingdom tax purposes may obtain payment of interest on their Notes without deduction or withholding for or on account of United Kingdom income tax if and for so long as the Notes are “quoted Eurobonds”. Notes issued by the Company which carry a right to interest will constitute “quoted Eurobonds” provided they are and continue to be listed on a recognized stock exchange.

     Under the terms of the Convention of 31 December 1975 between the United Kingdom and the United States of America, called the “Convention”, a person who is a U.S. resident for the purposes of the Convention, called a “U.S. noteholder”, will not be subject to United Kingdom tax on any coupon beneficially owned by him, unless he carries on business in the United Kingdom through a permanent establishment situated in the United Kingdom, or performs in the United Kingdom independent personal services from a fixed base situated therein, and the Notes are effectively connected with such permanent establishment or fixed base, or in certain other circumstances specified in the Convention where relief is not available.

     A U.S. noteholder who is an individual will not be subject to United Kingdom tax on any gain on any disposal of the Notes unless they are held by or for a trade, profession or vocation carried on by him through a branch or agency in the United Kingdom – subject to any relief which may be available under the Convention or which may be available under United Kingdom law.

Taxation of Interest Paid

     The Notes will constitute “quoted Eurobonds” provided that they are and continue to be listed on a recognized stock exchange. On the basis of the United Kingdom Inland Revenue’s published interpretation of the relevant legislation, securities which are to be listed on a stock exchange in a country which is a member state of the European Union or which is part of the European Economic Area will satisfy this requirement if they are listed by a competent authority in that country and are admitted to trading on a recognized stock exchange in that country; securities which are to be listed on a stock exchange in any other country will satisfy this requirement if they are admitted to trading on a recognized stock exchange in that country. The London Stock Exchange is a recognized stock exchange for these purposes. Whilst the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without deduction or withholding for or on account of United Kingdom income tax irrespective of whether the Notes are in global or definitive form.

     In all cases falling outside the exemption described above, interest on the Notes may fall to be paid under deduction of United Kingdom income tax at the lower rate, currently 20 per cent., subject to such relief as may be available for example, under the provisions of any applicable double taxation treaty. Alternatively, there is in certain circumstances an exemption for certain payments between certain companies and partnerships. The latter exemption can apply where (inter alia) the person beneficially entitled to the interest is (i) a company resident in the United Kingdom, (ii) a company not resident in the United Kingdom which carries on a trade in the United Kingdom through a branch or agency and which is required to bring the interest into account in computing its profits chargeable to United Kingdom corporation tax or (iii) a partnership each member of which is a company falling within (i) or (ii) above. (The

Inland Revenue have published draft legislation as a result of which, if enacted, the reference in (ii) above to “branch or agency” will be replaced with a reference to “permanent establishment”, with effect for accounting periods of the payee company commencing on or after January 1, 2003).

Provision of Information

     Holders should note that where any interest on Notes is paid to them, or to any person acting on their behalf, by the Company or any person in the United Kingdom acting on behalf of the Company, called a “paying agent”, or is received by any person in the United Kingdom acting on behalf of the relevant holder, other than solely by clearing or arranging the clearing of a check, called a “collecting agent”, then the Company, the paying agent or the collecting agent as the case may be, may in certain circumstances be required to supply to the United Kingdom Inland Revenue details of the payment and certain details relating to the holder, including the holder’s name and address. These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the holder is resident in the United Kingdom for United Kingdom taxation purposes. Where the holder is not so resident, the details provided to the United Kingdom Inland Revenue, in certain cases, may be passed by United Kingdom Inland Revenue to the tax authorities of the jurisdiction in which the holder is resident for taxation purposes.

Proposed European Union Savings Directive

     On January 21, 2003 the EU Council of Economic and Finance Ministers agreed to adopt a new directive regarding the taxation of savings income. It is proposed that each member state of the European Union will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to an individual resident in that other member state; however, for a transitional period, Austria, Belgium and Luxembourg will instead apply a withholding system in relation to such payments. The proposed directive, which is intended to come into force on January 1, 2004, is not yet final, and may be subject to further amendment and/or clarification.

Other Rules Relating to United Kingdom Withholding Tax

1.	Where interest has been paid under deduction of United Kingdom income tax, holders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty.

2.	The references to “interest” above mean “interest” as understood in United Kingdom tax law. The statements above do not take any account of any different definitions of “interest” or “principal” which may prevail under any other law or which may be created by the terms and conditions of the Notes or any related documentation.

3.	The above description of the United Kingdom withholding tax position assumes that there will be no substitution of Company and does not consider the tax consequences of any such substitution.

4.	The Notes may be issued at an issue price of less than 100 per cent. of their principal amount. Any discount element on any of these Notes will not be subject to any United

Kingdom withholding tax pursuant to the provisions mentioned above, but may be subject to reporting requirements as outlined above.

Ownership and Disposal, including Redemption, of the Notes by United Kingdom Tax Payers

Corporate Noteholders

     Noteholders which are companies within the charge to United Kingdom corporation tax – other than authorized unit trusts and open ended investment companies, subject to recent changes discussed below – will normally be taxed on their returns from the Notes, including interest and returns attributable to movements in value, whether income or capital in nature, as income, which is calculated in accordance with an authorized accruals or mark-to-market basis of accounting. Relief may be available for related expenses on a similar basis.

     Such noteholders may also be subject to taxation with respect to foreign exchange gains and losses on their Notes, with all such gains and losses being computed by translating the relevant amounts into the noteholder’s functional currency at year-ends and other “translation times”.

     With effect from the beginning of their first accounting period commencing on October 1, 2002, noteholders that are authorized unit trusts or open ended investment companies will be subject to the same taxation treatment in respect of the Notes as other noteholders that are within the charge to United Kingdom corporation tax, other than, in each case, with respect to profits and losses of a capital nature in respect of these Notes.

Other Noteholders

     A noteholder who is not within the charge to United Kingdom corporation tax but who is resident or ordinarily resident in the United Kingdom or who carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable may be treated as realizing a chargeable gain or an allowable loss for capital gains tax purposes on a disposal – including redemption – of the Notes. In calculating any gain or loss on disposal of a Note, sterling values are compared at acquisition and disposal. Accordingly, a taxable profit can arise even where a non-sterling amount received on a disposal is less than or the same as an amount in the same currency which is paid from or in respect of the Note. In addition, on disposal of the Notes by a noteholder, an amount which is treated as reflecting interest which has accrued since the last interest payment date may be chargeable to tax as income under the rules known as the Accrued Income Scheme contained in Chapter II of Part XVII of the Income and Corporation Taxes Act 1988, if that noteholder is not a dealer in securities and is not within the charge to United Kingdom corporation tax but is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable. There are provisions to prevent any particular gain or loss from being charged or relieved at the same time under the provisions of the Taxation of Chargeable Gains Act 1992 and also under the provisions of the “accrued income scheme” described in this paragraph. For further information in this regard, noteholders should seek their own professional advice.

United Kingdom Inheritance Tax

     Where a Note is held by an individual there may be a charge to United Kingdom inheritance tax on the individual’s death or on certain transfers of the Note, including gifts to some settlements and gifts made within seven years of the death of the individual.

     These provisions are subject to any relief provided by any applicable double tax convention relating to estate and gift taxes.

Stamp Duty and Stamp Duty Reserve Tax

     No United Kingdom stamp duty or stamp duty reserve tax is payable on the issue or transfer of a Note provided that the Note does not at any time carry (1) a right to interest, the amount of which exceeds a reasonable commercial return on the nominal amount of the capital of the Note or (2) a right on repayment to an amount which exceeds the nominal amount of the capital of the Note and is not reasonably comparable with what is generally repayable, in respect of a similar nominal amount of capital, under the terms of issue of loan capital listed on the Official List of the UK Listing Authority and admitted to trading on the London Stock Exchange.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

     Not applicable.

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     None.

Item 15. Controls and Procedures

     Not applicable.

Item 16A. Audit Committee Financial Expert

     Not applicable.

Item 16B. Code of Ethics

     Not applicable.

Item 16C. Principal Accountant Fees and Services

     Not applicable.

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     Not applicable.

PART III

Item 19. Exhibits

The following documents are filed as part of this Annual Report:

Exhibit 12.1	Certification of Richard Francis Sommers, Director of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Richard Francis Sommers, Director of the Receivables Trustee, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 99.1	The Company’s Officer’s Certificate of Compliance

Exhibit 99.2	The Receivables Trustee’s Officer’s Certificate of Compliance

Exhibit 99.3	Annual Servicer’s Certificate

Exhibit 99.4	Report of Independent Accountants

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACECHURCH CARD FUNDING (NO. 2) PLC

/s/ Richard Francis Sommers
Name: Title:	Richard Francis Sommers Director

GRACECHURCH RECEIVABLES TRUSTEE LIMITED

/s/ Richard Francis Sommers
Name: Title:	Richard Francis Sommers Director

Date: July 15, 2003

Index to Exhibits

Exhibit No.	Document Description
12.1	Certification of Richard Francis Sommers, Director of the Company, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Richard Francis Sommers, Director of the Receivables Trustee, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.1	The Company’s Officer’s Certificate of Compliance
99.2	The Receivables Trustee’s Officer’s Certificate of Compliance
99.3	Annual Servicer’s Certificate
99.4	Report of Independent Accountants