Form 20-F
period 2006-12-31
GRACECHURCH CARD FUNDING NO 2 PLC; GRACECHURCH RECEIVABLES TRUSTEE LTD; BARCLAYCARD FUNDING PLC
filed 2007-06-29
CIK 1192695, 1098061, 1096348

As filed with the Securities and Exchange Commission on June 29, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F
(MARK ONE)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 (NO FEE REQUIRED)
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO (NO FEE REQUIRED)

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
N/A
Indicate by check mark which financial statement item the registrants have elected to follow.
Item 17 ☐       Item 18 ☐       Incorporated by Reference to filings on Form 6-K ☑
(1)	Gracechurch Card Funding (No. 2) PLC is the registrant for the Class A Notes, the Class B Notes and the Class C Notes.

(2)	Barclaycard Funding PLC is the registrant for the Medium Term Note Certificate.

(3)	Gracechurch Receivables Trustee Limited is the registrant for the Investor Certificate.

Gracechurch Card Funding (No. 2) PLC is referred to as the “Company”.
     This Annual Report on Form 20-F relates to:
•	Gracechurch Card Funding (No. 2) PLC and the $900,000,000 Class A Floating Rate Asset-Backed Notes, the $50,000,000 Class B Floating Rate Asset-Backed Notes and the $50,000,000 Class C Floating Rate Asset-Backed Notes (collectively, the “Notes”) issued pursuant to a trust deed dated October 24, 2002 (the “Trust Deed”), between the Company and The Bank of New York, as note trustee.

•	Gracechurch Receivables Trustee Limited (the “Receivables Trustee”) and the receivables trust, the property of which includes all present and future receivables arising under all MasterCard and VISA credit and charge card accounts of individual cardholders originated by the Barclaycard business unit of Barclays Bank PLC that have not been identified as non-designated accounts and that are denominated in pounds sterling with a billing address within England, Wales, Scotland, Northern Ireland or a permitted additional jurisdiction or a restricted additional jurisdiction. The Receivables Trustee was formed under the laws of Jersey, Channel Islands on September 29, 1999. All of the issued share capital of the Receivables Trustee is held by nominees of a trust company formed in Jersey, Bedell Cristin Trustees Limited, on the terms of a general charitable trust.

•	Barclaycard Funding PLC (the “Medium Term Note Issuer”) which purchased an investor certificate (the “Investor Certificate”) pursuant to the Series 02-1 MTN Supplement, dated October 24, 2002, between the MTN Issuer and The Bank of New York, as security trustee (the “Series 02-1 MTN Supplement”) and issued the Series 02-1 medium term note certificate (the “Series 02-1 MTN Certificate”) pursuant to a security trust and cash management deed, dated November 23, 1999 as supplemented by the Series 02-1 MTN Supplement.
     Capitalized terms used herein and not defined have the same meaning ascribed to such terms in the registration statement on Form F-1 for the Notes filed with the Securities and Exchange Commission on September 26, 2002 and amended by pre-effective amendments on October 4, 2002 and October 11, 2002 (the “Registration Statement”).
     The information required for some items in Form 20-F is “not applicable” to the Company, the MTN Issuer, and the Receivables Trustee. As used in this Annual Report filed on Form 20-F, “not applicable” means that the response to the referenced item is not required for Asset-Backed Issuers or in annual reports pursuant to SEC rules.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not required for Asset-Backed Issuers or in annual reports pursuant to SEC rules.
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
     Monthly Trust Cash Manager’s Reports for the monthly periods ending:
     January 31, 2006, February 28, 2006, March 31, 2006, April 30, 2006, May 31, 2006, June 30, 2006, July 31, 2006, August 31, 2006, September 30, 2006, October 31, 2006, November 30, 2006 and December 31, 2006.
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

Grouping of the MTN Issuer with Barclays for Tax Purposes Could Jeopardise the Bankruptcy Remote Status of the MTN Issuer Causing an Early Redemption of Your Notes or a Loss on Your Notes
     Contractual provisions are contained in the security trust deed and MTN Issuer cash management agreement and the other agreements to which the MTN Issuer is a party by which the other parties to those agreements agree not to take any actions against the MTN Issuer that might lead to its bankruptcy. Furthermore, the MTN Issuer is contractually restricted from undertaking any business other than in connection with the financings. In particular, the MTN Issuer is expressly prohibited from incurring any additional indebtedness, having any employees, owning any premises and establishing or acquiring any subsidiaries. Together, these provisions ensure that the likelihood of the            MTN Issuer becoming insolvent or bankrupt is remote.
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
Issuance of Additional Series May Adversely Affect Your Rights by Diluting Your Voting Power
     The MTN Issuer has issued twelve series (of which six remain outstanding as series 99-1 was repaid in November 2002, series 03-2 in June 2006, Series 03-3 in August 2006 and Series 04-1 in February 2007 ) and may issue additional series of medium term notes or certificates in connection with the issuance of other series of investor certificates. The holder of the medium term notes or certificates of each series – including the Company – may require the MTN Issuer, as investor beneficiary, to take action or direct actions to be taken under the declaration of trust and trust cash management agreement or a supplement. However, the consent or approval of holders of a percentage of the total principal balance of the medium term notes or certificates of all series might be necessary to require or direct those actions. These actions include terminating the appointment of the servicer under the beneficiaries servicing agreement or the trust cash manager under the declaration of trust and trust cash management agreement. Thus, the holder of any new series of medium term notes or certificates will have voting rights that will reduce the percentage interest of the Company as holder of a medium term note certificate. Holders of medium term notes or certificates of other series – or persons with the power to direct their actions – may have interests that do not coincide with the interests of the Company – or the persons with the power to direct the Company. This may restrict your ability to ultimately direct the MTN Issuer to take the actions referred to above.
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
     A company that has assets in the United Kingdom will be insolvent if its liabilities exceed its assets or if it is unable to pay its debts as they fall due. Each of the Company, the MTN Issuer and the receivables trustee have been structured so that the likelihood of their becoming insolvent is remote. Each of these entities is contractually restricted from undertaking any business other than in connection with the financings. They each are expressly prohibited from incurring any additional indebtedness, having any employees, owning any premises and establishing or acquiring any subsidiaries. Contractual provisions are contained in each of the agreements other than your Notes, to which each of these entities is a party which will prohibit the other parties to those agreements from taking any actions against these entities that might lead to their insolvency. Together, these provisions help ensure that the likelihood of any of these entities becoming insolvent or bankrupt is remote.
     Notwithstanding these actions, it is still possible that the Company, the MTN Issuer or the receivables trustee could become insolvent. If this were to occur, you could suffer a loss on your Notes or an early redemption of your Notes.

Application of the Consumer Credit Act 197, as amended by the Consumer Credit Act 2006, 4 May Impede Collection Efforts and Could Cause Early Redemption of your Notes or a Loss on your Notes
     There is an increasing volume of legislation devoted to dealing with consumer credit in the United Kingdom. Of particular importance are the Consumer Credit Act 1974, as amended by the Consumer Credit Act 2006 (the “Consumer Credit Act”) and the related Unfair Terms in Consumer Contracts Regulations 1999 and Consumer Credit (Cancellation Notices and Copies of Documents) Regulations 1983, as amended (together, the “Regulations”)). The Consumer Credit Act and Regulations are administered by, amongst others, the Office of Fair Trading (the “OFT”). The Consumer Credit Act and Regulations apply, in whole or in part, to the transactions occurring on the designated accounts and to the credit or charge card agreements. The effect of the application of the Consumer Credit Act and the Regulations on the relevant underlying charge card agreements may result in adverse consequences for your investment in the notes, because of the possible unenforceability of, or possible liabilities for misrepresentation or breach of contract in relation to, an underlying credit or charge card agreement.
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
     If a credit or charge card agreement has not been executed or modified in accordance with the Consumer Credit Act, it may be unenforceable against a cardholder without a court order. The transferor gives no guarantee that a court order could be obtained if required. The Consumer Credit Act has been amended by the introduction of a concept of an “unfair relationship” from April 2007. If a lender is found to have conducted such a relationship with a borrower, the borrower may apply to the court for the waiver of its debts to the borrower and the court has jurisdiction to waive the repayment obligation.
     With respect to those credit or charge card agreements which may not be compliant, such that a court order would not be obtained, the transferor estimates that this would apply to less than 1 per cent. of the aggregate principal receivables in the designated accounts on December 31, 2006. Barclaycard does not anticipate any material increase in the percentage of these receivables in the securitised portfolio. The accounts that do not comply with the Consumer Credit Act or Regulations are still legal, valid and binding obligations of the cardholder and it will still be possible to collect payments and demand arrears from cardholders who are falling behind with their payments. The transferor will have no obligation to repay or account to a cardholder for any payments received by a cardholder because of this non-compliance with the Consumer Credit Act or Regulations. However, if losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your Notes or an early redemption on your Notes.
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
Department of Trade and Industry (“DTI”) White Paper dated December 2003 in Connection with its Review of Consumer Credit
     In its White Paper dated December 2003, the DTI, the UK Government department responsible for consumer credit, indicated that the Government proposed to take various actions to address matters of concern to it in this area. Since then a number of changes have been made by subordinate legislation under the Consumer Credit Act and further legislative changes are coming into effect in April and October 2007 and again in April and October 2008.

Consumer Credit Regulations made since the DTI published its White Paper in December 2003
     Two sets of regulations that are particularly pertinent to Barclaycard were made during 2004 pursuant to the Consumer Credit Act. The Consumer Credit (Advertisements) Regulations 2004 (“Advertisements Regulations”) were made in June 2004 and came into force on October 31, 2004. They replaced regulations made in the period 1989-2000 in relation to the advertising of consumer credit. The Consumer Credit (Agreements) (Amendment) Regulations 2004 (“Agreements Regulations”) were made in June 2004 and came into force on May 31, 2005.
The Advertisements Regulations
     The Advertisements Regulations contain a new statutory regime governing the content of marketing materials that promote consumer credit. The Advertisements Regulations require every credit advertisement to be made in plain and intelligible language, be easily legible or clearly audible as the case may require and specify the name of the advertiser. The Advertisements Regulations prescribe information that has to be included in a credit advertisement. In addition, the Advertisements Regulations provide certain assumptions which must be applied when calculating a total charge for credit and prescribe the manner in which the total charge for credit and any stated annual percentage rate must be disclosed. The possible unenforceability of, or possible liabilities for misrepresentation or breach of contract, in relation to an underlying credit or charge card agreement may result in unrecoverable losses on accounts to which such agreements apply. If losses arise on these accounts, they will be written off and borne by the investor beneficiary and transferor beneficiary based on their interests in the receivables trust. Accordingly, if this were to occur, you could suffer a loss on your Notes or an early redemption on your Notes.
The Agreements Regulations
     The Agreements Regulations amend the Consumer Credit (Agreements) Regulations 1983 (“the 1983 Regulations”). The Agreements Regulations set out the order in which the prescribed content of documents comprising a credit or charge card agreement (including any variations to such agreements which create a modifying agreement under section 82(3) of the Consumer Credit Act) is to be given and the place of the signature and separate boxes required under the 1983 Regulations and the Agreements Regulations. An additional form of consent is required by the Agreements Regulations where a cardholder purchases certain insurance products on credit. In common with the Advertisements Regulations, the Agreements Regulations contain new prominence and legibility requirements and new requirements in relation to the calculation and description of an annual percentage rate.
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
Consumer Credit Act received Royal Assent in March 2006
     An Act to amend the Consumer Credit Act (the “2006 Act”) became law in March 2006. The provisions of the 2006 Act and related implementing regulations are coming into effect between June 2006 and October 2008.
     The 2006 Act, when implemented, will, inter alia give effect in the Consumer Credit Act a concept of an “unfair relationship”. This is broadly defined in the 2006 Act and (should an application be made under these provisions) a court would be entitled to look at any aspect of a credit relationship in order to determine whether unfairness exists. Under the 2006 Act amendments, remedies would include requiring the creditor to pay back sums to the debtor that had previously been paid by the debtor to the creditor. These provisions of the 2006 Act amendments are intended to apply to all credit agreements regardless of when entered into with the exception of agreements made before the commencement of the provisions and which are completed before the end of any transitional period which is specified..
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
Second EU Directive Relating to Consumer Credit
     In May 2007, an agreement was reached at a meeting of the Competitiveness (Internal Market, Industry and Research) Council (an adjunct of the European Council of Ministers), concerning a proposal for a second EU directive relating to consumer credit. It was agreed that this new EU directive should provide for the adoption of common provisions for consumer credit documentation in all EU member states. As such, it will constitute a substantial piece of harmonisation in the single European market for retail financial services. The next step is for the EU Parliament to decide whether it wishes to adopt the proposed Directive in this form or propose amendments to it. The Directive is expected to achieve its finally settled text in the second half of 2007, after which there will normally be a two year period for EU member states to implement the Directive into the domestic law of each state.

EU Directive Concerning Unfair Commercial Practices
     Directive 2005/29/EC concerning unfair business to consumer commercial practices was made on May 11, 2005. This is a directive of general application and is not confined to consumer credit or other financial services. The Directive will enter into UK Law and take effect in the UK in 2007. The directive is intended to achieve a high level of consumer protection across the EU through harmonization of relevant EU laws. The directive has a substantial focus on advertising and sales promotion practices. Any such changes might have an adverse impact on the ability of credit and charge card issuers, such as Barclaycard, to promote their products and services.
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
Social, Legal, Political and Economic Factors Affect Card Payments and Are Unpredictable
     Changes in card use, payment patterns, amounts of yield on the card portfolio generally and the rate of defaults by cardholders may result from a variety of social, legal, political and economic factors in the United Kingdom. Social factors include changes in public confidence levels, attitudes toward incurring debt and perception of the use of credit and charge cards. Economic factors include the rate of inflation, the unemployment rate and relative interest rates offered for various types of loans. Political factors include lobbying from interest groups, such as consumers and retailers, and government initiatives in consumer and related affairs. There is currently significant political interest in the consumer credit market and, in particular, credit cards. The OFT in 2003 commenced an investigation into the levels of default charges applied by several credit card lenders, including Barclaycard. With effect from 1 August 2006, Barclaycard introduced a default charge fee of £12, following the OFT’s public statement in April 2006 of what the OFT considered to be a reasonable amount for a default charge.
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

Reduction in the Rate of Interchange Caused by Potential Adverse Regulatory Rulings May Adversely Affect Payments on Your Notes
     Barclaycard receives fees called “interchange” from the banks that clear transactions for merchants as partial compensation for amongst other things, taking credit risk and absorbing fraud losses. The OFT has been conducting an examination of whether the rates of interchange paid by retailers in respect of MasterCard credit and charge cards in the United Kingdom are too high. In connection with this investigation, the OFT announced in September 2005 a decision with respect to an agreement (which had been terminated by mutual consent of the parties to that agreement in November 2004) regarding the rate of interchange for MasterCard credit and charge cards. The OFT’s decision indicated that the agreement constituted an unlawful collective agreement on price with respect to the level of interchange fees, and also stated that the agreement resulted in the unjustified recovery of certain costs. In June 2006, the Competition Appeals Tribunal, with the consent of the OFT, set aside the OFT’s September 2005 decision. The OFT has subsequently launched a new investigation into the agreement that has replaced the agreement terminated in November 2004 and which is currently in effect with respect to rates of interchange to be paid in respect of MasterCard credit cards and charge cards. If an OFT decision similar to that originally reached regarding the old agreement is reached with respect to the current agreement, or if agreement is reached on a lower rate of interchange, such decision or agreement will adversely affect the yield on UK credit card portfolios.
     The OFT had previously also commenced an investigation into the rates of interchange in respect of VISA cards and issued a statement of objections. This was withdrawn at the same time the original OFT decision was set aside by the Competition Appeals tribunal in the MasterCard case. The OFT has, as with MasterCard, commenced a further investigation into the rates of interchange on VISA cards. The European Commission issued a decision on 24 July 2002 concluding that an examination of the level of cross-border interchange within the European Union in respect of VISA credit and charge cards was too high and required VISA to undertake a phased reduction in the rate of interchange to be paid by retailers in the future. We note that the European Commission will be free to re-examine this issue after 31 December 2007. In addition, the European Commission is presently investigating MasterCard’s rules and agreement, with a particular emphasis on the interchange fees. A reduction in the rate of interchange as a result of these findings could affect the future yield on the card portfolio and adversely affect payment on your Notes.
Super-complaint to the OFT concerning credit card interest charges
     On 1 April 2007, the UK Consumer Interest Association known as Which? submitted a super-complaint to the OFT pursuant to the Enterprise Act 2002. The super-complaint criticises the various ways in which credit card companies calculate interest charges on credit card accounts. On 26 June 2007, the OFT announced a new program of work with the credit card industry and consumer bodies in order to make the costs of credit cards easier for consumers to understand. This OFT decision follows the receipt by the OFT of the super-compliant from Which? This new work will explore the issues surrounding the costs of credit for credit cards including purchases, cash advances, introductory offers and payment allocation. The OFT’s programme of work is expected to take six months.
OFT Market Study
     The OFT announced a market study into personal current accounts (“PCAs”) in UK on 26th April 2007. The market study will look at: (i) whether the provision of “free if in credit” PCAs delivers sufficiently high levels of transparency and value for customers; (ii) the implications for competition and consumers if there were to be a shift away from “free if in credit” PCAs; (iii) the fairness and impact on consumers generally of the incidence, level and consequences of account charges; and (iv) what steps could be taken to improve customers’ ability to secure better value for money, in particular to help customers make more informed current account choices and drive competition.
     The study will focus on PCAs but will include an examination of other retail banking products, in particular savings accounts, credit cards, personal loans and mortgages in order to take into account the competitive dynamics of UK retail banking.
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
Issuance of Additional Series by the Receivables Trustee on Behalf of the Receivables Trust May Adversely Affect Payments on Your Notes
     There have been twelve series (of which only six are outstanding) created within the receivables trust. Additional series may from time to time be created within the receivables trust. Any new series of investor certificates – and medium term notes or certificates and notes – will also be payable from the receivables in the receivables trust. The principal terms of any new series of investor certificates will be contained in a new series supplement to the declaration of trust and trust cash management agreement. The terms of a new series contained in the new supplement to the declaration of trust and trust cash management will not be subject to your prior review or consent.
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
     As determined from postcode information for the location of cardholders as of 31 December 2006, the three largest concentrations of cardholders as at 31 December 2006 were London representing 19.3 per cent. of total outstanding balances, the South East of England with 16.9 per cent. of total outstanding balances and the East of England with 11.7 per cent. of total outstanding balances. No other region currently accounts for more than 8.9 per cent. of the outstanding balance of the receivables. These concentration levels may change in the future. Future adverse economic conditions affecting any of these regions or any of the other regions, however, could adversely affect the performance of the receivables which could result in a loss on your Notes.
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

Taxable Nature of the MTN Issuer or the Company Could Cause a Loss on Your Notes
     The MTN Issuer and the Company will be liable to UK corporation tax at the maximum rate of currently 30 per cent (proposed to be reduced to 28% with effect from April 2008). So long as the MTN Issuer and the Company respectively are within the application of the Taxation of Securitisation Companies Regulations 2006 (the “Regulations”), their taxable profits will in each case be limited to amounts not exceeding 2 basis point per annum of the principal outstanding on the medium term notes and the notes respectively.
     In order to fall within the application of the Regulations, a company must fulfil certain conditions, including ones which relate to its ongoing asset holdings (that the assets should be “financial assets” according to applicable accounting practice) and its ongoing cash flow management. These conditions are designed to ensure that the Regulations will apply to a company which is genuinely established and operated as a securitisation vehicle in a securitisation of money debts. So long as the cash flows of the MTN Issuer and the Company continue to be managed in the same way as they have been to date, they can be expected as a factual matter to meet the relevant conditions.
     The Regulations have only been in force since the beginning of 2007 and the practices of the UK tax authorities in implementing the Regulations are still evolving. However, the UK tax authorities have worked very closely with the securitisation industry on developing the Regulations and related practices, and the Regulations are designed to allow genuine securitisation vehicle companies to be taxed on a basis which is compatible with market and rating requirements.
     If the MTN Issuer or the Company failed to satisfy any of the applicable conditions, and so did not fall within the application of the Regulations, the taxable profits of the company in question would be computed on the basis of its statutory accounts (subject to certain adjustments under the UK tax legislation). This could potentially lead to the affected company having taxable profits which were different from its net cash position, giving rise to unfunded tax liabilities for that company, and you could suffer losses on your notes as a result.
     The above remarks concerning the UK taxation treatment of the MTN Issuer and the Company are based on English law, regulatory, accounting and administrative practice in effect as at the date of this prospectus, and having due regard to the expected tax treatment of the issuer and the MTN Issuer under United Kingdom tax law and the published practice of HMRC in force or applied in the United Kingdom as at the date of this prospectus. No assurance can be given as to the impact of any possible change to English law, regulatory, accounting or administrative practice in the United Kingdom or to United Kingdom tax law, or the interpretation or administration thereof, or to the published practice of HMRC, as applied in the United Kingdom after the date of this prospectus.
Change in the Taxable Nature or Basis of Taxation of the Receivables Trustee, MTN Issuer or Company Could Cause a Loss on Your Notes
     If there is a relevant change of law in the United Kingdom or Jersey, or change of practice of the United Kingdom HM Revenue and Customs, this could result in the taxable profits of the MTN Issuer or the Company being greater than expected and you could suffer losses on your Notes as a result.
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
Ratings Can Be Lowered or Withdrawn After You Purchase Your Notes
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
     If any withholding taxes would be imposed – by any jurisdiction – on payments to the Company under the medium term note certificates as a result of a change in applicable law, then the MTN Issuer additional interest payments, to the extent available, will be converted at the spot exchange rate in U.S. dollars to cover the shortfall in the amounts available for payment to the noteholders caused by the amount withheld. If the MTN Issuer additional interest payments are not sufficient to cover the shortfall, then payments to first the class C noteholders, second the class B noteholders and finally the class A noteholders will be reduced by the amount withheld that is not covered by the MTN Issuer additional interest payments.
     If any withholding tax would be imposed – by any jurisdiction – on any payments made or required to be made by the swap counterparty to the Company or by the Company to the swap counterparty under a swap agreement as a result of a change in applicable law and the obligation to deduct or withhold cannot be avoided by the swap counterparty or the Company, then the amount to be paid by the other party will be reduced also pro rata by any amount withheld for any withholding taxes. In that event the MTN Issuer additional interest payments, to the extent available, will be converted at the spot exchange rate in U.S. dollars to cover the shortfall in the amounts available for payment to the noteholders caused by the amount withheld. If the MTN Issuer additional interest payments are not sufficient to cover the shortfall, then payments to first the class C noteholders, second the class B noteholders and finally the class A noteholders will be reduced by the amount withheld that is not covered by the MTN Issuer additional interest payments.
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
Gracechurch Card Funding (No. 2) PLC
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
The Medium Term Note Issuer
General
     The MTN Issuer is Barclaycard Funding PLC. It was formed in England and Wales on August 13, 1990 as Barshelfco (No. 28) Limited, with registered number 2530163, as a company with limited liability under the Companies Acts 1985 and 1989, which is primary legislation under which the MTN Issuer operates. It reregistered as a public company and changed its name to Barclaycard Funding PLC on October 19, 1999.
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
Property, Plant and Equipment
     The property of the MTN Issuer consists of Investor Certificates representing beneficial interests in Series 02-1, Series 03-1, Series 04-2, Series 05-1, Series 05-2, Series 05-3, Series 05-4 and Series 06-1 of the receivables trust. Aside from the Investor Certificates, we do not own, lease, or otherwise occupy any property.
Legal Proceedings
     There are none, nor since the MTN Issuer’s incorporation have there been any, legal or arbitration proceedings, including any proceedings that are pending or threatened of which any of the MTN Issuer is aware, which may have, or have had in the recent past, a significant effect on the MTN Issuer’s financial position.

The Receivables Trustee and the Receivables Trust
General
     The Receivables Trustee is a private limited liability company incorporated under the laws of Jersey, Channel Islands on September 29, 1999. The shares of the Receivables Trustee are held by nominee companies on behalf of a professional trustee company — not affiliated with Barclays Bank PLC — as trustee on trust for charitable purposes. This means that any profits received by the Receivables Trustee, after all amounts have been paid on the investor certificates and in meeting the costs and expenses of the receivables trustee, will be available to be divided to the trustee for distribution for charitable purposes or to charities exclusively for charitable purposes selected at the discretion of the receivables trustee. The Receivables Trustee acts as trustee of the receivables trust.
     The receivables trust is a trust formed under English law the terms and conditions of which are contained in a deed of amendment and restatement relating to a declaration of trust and trust cash management agreement dated November 23, 1999 as supplemented by the following:
•	Series 02-1 Supplement to declaration of trust and trust management agreement dated October 29, 2002.

•	Series 03-1 Supplement to declaration of trust and trust management agreement dated April 8, 2003.

•	Series 04-2 Supplement to declaration of trust and trust management agreement dated November 23, 2004.

•	Series 05-1 Supplement to declaration of trust and trust management agreement dated June 22, 2005.

•	Series 05-2 Supplement to declaration of trust and trust management agreement dated September 13, 2005.

•	Series 05-3 Supplement to declaration of trust and trust management agreement dated October 18, 2005.

•	Series 05-4 Supplement to declaration of trust and trust management agreement dated November 23, 2005.

•	Series 06-1 Supplement to declaration of trust and trust management agreement dated September 28, 2006.
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
     Barclaycard, a division of Barclays Bank PLC,(“Barclays”), has previously assigned all of its present and future beneficial interest in receivables in designated revolving credit and charge card accounts owned by Barclaycard and opened in the United Kingdom. Only the receivables were assigned. The accounts were retained by Barclaycard.
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

Name	Nationality	Business Address
Jonathon William Albright	USA	1234 Pavilion Drive, Northampton NN4 7SG
SFM Directors Limited		35 Great St Helens, London EC3A 6AP
SFM Directors (No. 2) Limited		35 Great St Helens, London EC3A 6AP
John Stephen Llewellyn-Jones (alternate director)	British	1234 Pavilion Drive, Northampton NN4 7SG
     Mr. Jonathon William Albright and Mr. John Stephen Llewellyn-Jones are employed by Barclays Bank PLC trading as Barclaycard, the originator and servicer of the credit card receivables, in the capacity of Financial Director, Barclaycard UK Credit Cards and Financial Controller, Barclaycard, respectively.
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

Name	Nationality	Business Address
Jonathon William Albright	USA	1234 Pavilion Drive, Northampton NN4 7SG
John Stephen Llewellyn-Jones (alternate director)	British	1234 Pavilion Drive, Northampton NN4 7SG
SFM Directors Limited		35 Great St Helens, London EC3A 6AP
     Mr. Jonathon William Albright and Mr. John Stephen Llewellyn-Jones are employed by Barclays Bank PLC trading as Barclaycard, the originator and servicer of the credit card receivables, in the capacity of Financial Director, Barclaycard UK Credit Cards and Financial Controller, Barclaycard respectively.
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

Name	Nationality	Business Address
Jonathon William Albright	British	1234 Pavilion Drive, Northampton NN4 7SG
Richard Charles Gerwat	British	26 New Street, St. Helier, Jersey JE2 3RA
Michael Henry Richardson	British	26 New Street, St. Helier, Jersey JE2 3RA
Compensation
     For the year ended December 31, 2006, the directors of Gracechurch Card Funding (No. 2) PLC received no compensation.
     For the year ended December 31, 2006, the directors of the MTN Issuer received no compensation.
     For the year ended December 31, 2006, the directors of the Receivables Trustee received no compensation.
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
     Monthly Trust Cash Manager’s Reports for the monthly periods ending:
     January 31, 2006, February 28, 2006, March 31, 2006, April 30, 2006, May 31, 2006, June 30, 2006, July 31, 2006, August 31, 2006, September 30, 2006, October 31, 2006, November 30, 2006 and December 31, 2006.
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
     Further, this discussion does not address alternative minimum tax consequences or any tax considerations to holders of interests in a noteholder. In addition, this summary does not discuss any foreign, state, local or other tax considerations. This summary is based on the Code, and administrative and judicial authorities, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis.

     In addition, if any entity or an arrangement is classified and treated for U.S. federal income tax purposes as a partnership, the U.S. federal income tax treatment of the partners in the partnership generally will depend on the classification and treatment of the partners and activities of the partnership. Investors in Notes that are partnerships, and partners in such partnerships, should consult their own tax advisors to determine the U.S. federal income tax consequences to them of the purchase, ownership and disposition of the Notes.
     The company received an opinion of U.S. tax counsel to the effect as described below, each of the receivables trust, the MTN Issuer and the Company would not be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes and will not be subject to U.S. federal income tax on its net income. The company has also received an opinion of U.S. tax counsel to the effect that, as described below, although there is no directly governing authority addressing the classification of securities similar to the notes, under the law in effect at the time of the initial offering, the notes would be treated as debt for U.S. federal income tax purposes. An opinion of counsel is not binding on the IRS or the courts, and no ruling on any of the consequences or issues discussed below will be sought from the IRS. There are no authorities on similar transactions involving securities issued by an entity with terms similar to those of the Notes. The Company suggests that persons that hold any Notes consult their own tax advisors about the U.S. federal income tax consequences of their investment in the Notes and United States federal tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to their particular situations.
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
Tax Status of the Receivables Trust, the MTN Issuer and the Company
     It is presently contemplated that each of the Receivables Trust, the MTN Issuer and the Company will conduct their respective activities, including activities undertaken on their behalf, such as servicing activities entirely outside of the United States. The Company has received an opinion of U.S. tax counsel to the effect that assuming that the activities of each of the Receivables Trust, the MTN Issuer and the Company are, as contemplated, conducted entirely outside of the United States, and assuming each of these entities makes no investments that are subject to withholding of U.S. federal income tax, although no transaction closely comparable to that contemplated herein has been the subject of a Treasury regulation, revenue ruling or judicial decision and hence the matter cannot be free from doubt, each of the Receivables Trust, the MTN Issuer and the Company will not be treated as engaged in a trade or business within the United States for U.S. federal income tax purposes and that each of these entities will not be subject to U.S. federal income tax on its income.
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
United States Holders
Tax Treatment of the Notes as Indebtedness
     The Company will treat the Notes as debt for U.S. federal income tax purposes. Each holder of Notes, by acceptance of such Notes, will also agree to treat the Notes as indebtedness for U.S. federal income tax purposes. The Company has received an opinion of U.S. tax counsel to the effect that although there is no directly governing authority addressing the classification of securities similar to the Notes, under current law, the Notes will be treated as indebtedness for U.S. federal income tax purposes. Such agreement and opinion are not binding on the IRS and, as stated above, no assurance can be given that the IRS will not contend, and that a court will not ultimately hold, that the class C Notes, and to a lesser extent one or more classes of more senior notes because of their place in the capital structure of the Company and other equity features, are equity. As discussed below, treatment of the Notes as equity interests could have adverse tax consequences for United States holders.
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
     Sourcing. Interest payments or distributions on a note generally will constitute foreign source income for U.S. federal income tax purposes. Subject to certain limitations, UK withholding tax, if any, imposed on these payments will generally be treated as foreign tax eligible for credit against a United States holder’s U.S. federal income tax. For purposes of the foreign tax credit limitation, foreign source income, until December 31, 2006, was classified in one of several “baskets”, and the credit for foreign taxes on income in any basket was limited to U.S. federal income tax allocable to that income. Interest and OID generally will constitute foreign source income in the “high withholding tax interest” basket if the notes are subject to United Kingdom withholding tax at a rate of 5 per cent. or higher. If the notes are not subject to such a withholding tax, interest and OID generally will be in the “passive income” basket. Since a United States holder may be required to include OID on the notes in its gross income in advance of any withholding of United Kingdom income taxes from payments attributable to the OID (which would generally occur when the note is repaid or redeemed), a United States holder may not be entitled to a credit or deduction for these United Kingdom income taxes in the year the OID is included in the United States holder’s gross income, and may be limited in its ability to credit or deduct in full the United Kingdom taxes in the year those taxes are actually withheld by the issuer. Recently enacted legislation effective after December 31, 2006, limits the foreign tax credit limitation categories to “passive category income” and “general category income.” Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of any United Kingdom taxes.
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
Alternative Tax Treatment of Notes as Equity
     The Company has received an opinion of U.S. tax counsel to the effect, and intends to take the position,, that the Notes are debt for U.S. federal income tax purposes. Consequently, the U.S. federal income tax consequences of purchasing, owning and disposing of the Notes should be as set forth above. However, if the Notes were not treated as debt, they would likely be treated as equity interests in the Company.
Investment in a Passive Foreign Investment Company
     Because of the nature of the income of the Company, the Company would constitute a passive foreign investment companies — or “PFIC”. Accordingly, United States holders of any class of Notes treated as equity would be shareholders in a PFIC.
     In general, United States holders treated as shareholders of a PFIC would be subject to special tax rules on “excess distributions” made to them by the Company, including a ratable inclusion of “excess distributions” in the United States holder’s gross income generally that is not qualified dividend income taxable at the long-term capital gain rates in the hands of non-corporate United States holders and requirement for the payment of an interest charge on tax that is deemed to have been deferred on these excess distributions. Excess distributions would generally include (1) certain distributions on a United States shareholder’s equity interest in the Company for a taxable year, if the total of those amounts exceeds 125 per cent. of the average amount of distributions from the Company made during a specified base period, and (2) gain from the disposition, or deemed disposition, of the equity interest in the Company. United States holders generally might avoid these unfavorable consequences if they made either of two specific elections available under the Code with respect to shares in a PFIC, but it is uncertain whether either election would be available to a United States holder for the Notes.
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
     A United States holder that held marketable stock in a PFIC might, in lieu of making a QEF election, also avoid certain unfavorable consequences of the PFIC rules by electing to mark the PFIC stock to market as of the close of each taxable year, pursuant to Code Section 1296. A United States holder that made the “mark to market election” would be required to include in income each year as ordinary income an amount equal to the excess, if any, of the fair market value of the stock at the close of the year over the United States holder’s adjusted tax basis in the stock. For this purpose, a United States holder’s adjusted basis would generally be the holder’s cost for the stock, increased by the amount previously included in the holder’s income pursuant to this mark to market election and decreased by any amount previously allowed to the United States holder as a deduction pursuant to this election. If, at the close of the year, the United States holder’s adjusted tax basis exceeded the fair market value of the stock, then the United States holder could deduct any of this excess ordinary income, but only to the extent of net mark to market gains previously included in income. Any gain from the actual sale of the PFIC stock would be treated as ordinary income, and any loss would be treated as ordinary loss to the extent of net mark to market gains previously included in income. Stock would be considered marketable if it were regularly traded on an exchange that the IRS determined to be qualified for these purposes. Although the Company believes that each class of Notes will be listed on a qualified exchange, pursuant to U.S. Treasury regulations, a class of stock is regularly traded for any calendar year during which it is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Accordingly, because there is uncertainty as to whether any class of Notes will be regularly traded and hence, there can be no assurance — and no representation is made — that the Notes would be eligible for mark to market election.
     Because the Company does not expect the QEF election to be available to an investor to mitigate the effect of the PFIC provisions, and it is unclear whether mark to market would be available either, United States holders should be aware of the potentially adverse tax consequences arising under the PFIC provisions discussed above should any Note be treated as equity. First, an excess distribution (see “- Investments in a Passive Foreign Investment Company — ” above) with respect to a Note would be taxable as though it had been earned rateably during the period in which the United States holder owned the Note. Second, the amount deemed earned by the United States holder in prior tax years would be taxable at the highest rate of tax in effect for such tax years and the amount deemed earned in the current tax year would be taxable as ordinary income. Third, the United States holder would owe interest on the increases in tax as if the increases had been due in such years but had not been paid.
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

Reporting Requirements
     If any United States holder were treated as owning an equity interest in a Company for U.S. federal income tax purposes, it would be required file IRS Form 8621 for each tax year in which it held such an interest. In addition, if a United States holder were treated as owning five per cent. or more of an equity interest of the Company, certain additional reporting requirements would be required to be satisfied.
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
     The comments below are based on United Kingdom law and practice at the date of this filing. They relate only to the position of persons who are the absolute beneficial owners (for English law purposes) of their Notes and may not apply to certain classes of persons, including dealers and persons who own the Notes as trustee, nominee or otherwise on behalf of another person, but otherwise will, subject to the following paragraph, apply to United States holders who beneficially own the Notes.
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
Taxation of Interest Paid
     The Notes will constitute “quoted Eurobonds” provided that they are and continue to be listed on a recognized stock exchange. On the basis of the United Kingdom HMRC’s published interpretation of the relevant legislation, securities which are to be listed on a stock exchange in a country which is a member state of the European Union or which is part of the European Economic Area will satisfy this requirement if they are listed by a competent authority in that country and are admitted to trading on a recognized stock exchange in that country; securities which are to be listed on a stock exchange in any other country will satisfy this requirement if they are admitted to trading on a recognized stock exchange in that country. The London Stock Exchange is a recognized stock exchange for these purposes. The United Kingdom Finance Bill 2007 includes a new statutory meaning of the term “listed on a recognised stock exchange”. If the draft legislation is enacted in its current form, from the date on which the Finance Bill 2007 receives Royal Assent securities will be treated as listed on a recognised stock exchange if (and only if) they are admitted to trading on that exchange and either they are included in the United Kingdom official list (within the meaning of Part 6 of the Financial Services and Markets Act 2000) or they are officially listed, in accordance with provisions corresponding to those generally applicable in European Economic Area states, in a country outside the United Kingdom in which there is a recognised stock exchange. Whilst the Notes are and continue to be quoted Eurobonds, payments of interest on the Notes may be made without deduction or withholding for or on account of United Kingdom income tax irrespective of whether the Notes are in global or definitive form.
     In all cases falling outside the exemption described above, interest on the Notes may fall to be paid under deduction of United Kingdom income tax at the savings rate, currently 20 per cent., subject to such relief as may be available for example, under the provisions of any applicable double taxation treaty. Alternatively, there is in certain circumstances an exemption for certain payments between certain companies and partnerships. The latter exemption can apply where ( inter alia ) the person beneficially entitled to the interest is (i) a company resident in the United Kingdom, (ii) a company not resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which is required to bring the interest into account in computing its profits chargeable to United Kingdom corporation tax or (iii) a partnership each member of which is a company falling within (i) or (ii) above.
Provision of Information
     Holders should note that where any interest on Notes is paid to them, or to any person acting on their behalf, by the Company or any person in the United Kingdom acting on behalf of the Company, called a “paying agent”, or is received by any person in the United Kingdom acting on behalf of the relevant holder, other than solely by clearing or arranging the clearing of a check, called a “collecting agent”, then the Company, the paying agent or the collecting agent as the case may be, may in certain circumstances be required to supply to the United Kingdom HMRC details of the payment and certain details relating to the holder, including the holder’s name and address. These provisions will apply whether or not the interest has been paid subject to withholding or deduction for or on account of United Kingdom income tax and whether or not the holder is resident in the United Kingdom for United Kingdom taxation purposes. The details provided to the United Kingdom HMRC, in certain cases, may be passed by United Kingdom HMRC to the tax authorities of certain other jurisdictions.
Proposed European Union Savings Directive
     Under EU Council Directive 2003/48/EC on the taxation of savings income. Under the directive each Member State is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within the jurisdiction of the first-mentioned Member State to or collected by such a person for, an individual resident or certain limited types of entity established in that other Member State; however, Austria, Belgium and Luxembourg may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by Member States and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments.
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
Other Noteholders
     A noteholder who is not within the charge to United Kingdom corporation tax but who is resident or ordinarily resident in the United Kingdom or who carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable may be treated as realizing a chargeable gain or an allowable loss for capital gains tax purposes on a disposal – including redemption – of the Notes. In calculating any gain or loss on disposal of a Note, sterling values are compared at acquisition and disposal. Accordingly, a taxable profit can arise even where a non-sterling amount received on a disposal is less than or the same as an amount in the same currency which is paid for or in respect of the acquisition of the Note. In addition, on disposal of the Notes by a noteholder, an amount which is treated as reflecting interest to which the noteholder is treated as having become entitled since the last interest payment date may be chargeable to tax as income under the rules known as the Accrued Income Scheme contained in Chapter 2 of Part 12 of the Income Tax Act 2007, if that noteholder is not a dealer in securities and is not within the charge to United Kingdom corporation tax but is resident or ordinarily resident in the United Kingdom or carries on a trade in the United Kingdom through a branch or agency to which the Notes are attributable. There are provisions to prevent any particular gain or loss from being charged or relieved at the same time under the provisions of the Taxation of Chargeable Gains Act 1992 and also under the provisions of the “accrued income scheme” described in this paragraph. For further information in this regard, noteholders should seek their own professional advice. The United Kingdom HMRC have issued a consultation paper inviting views on various options for change to the Accrued Income Scheme. However, this paper does not alter the rules described above.
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
Documents on display
     It is possible to read and copy documents that have been filed by Gracechurch Card Funding (No. 2) PLC with the U.S. Securities and Exchange Commission at the U.S. Securities and Exchange Commission’s office of Investor Education and Assistance located at 100F Street, NE, Washington DC 20549-0213. Please call the U.S. Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. Filings with the U.S. Securities and Exchange Commission are also available to the public from commercial document retrieval services, and in the website maintained by the SEC at www.sec.gov.
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
Total auditors’ remuneration in relation to the 2006 statutory audit was £7,500 (2005:£7,400).
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     Not applicable.
Item 17. Financial Statements
     Not applicable.
Item 18. Financial Statements
     Not applicable.
PART III
Item 19. Exhibits
The following documents are filed as part of this Annual Report:

Exhibit 12.1	Certification of Jonathon William Albright, Director of Gracechurch Card Funding (No. 2) PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.2	Certification of Jonathon William Albright, Director of Barclaycard Funding PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 12.3	Certification of Jonathon William Albright, Director of the Receivables Trustee, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 13.1	Gracechurch Card Funding (No. 2) PLC’s Officer’s Certificate of Compliance

Exhibit 13.2	Barclaycard Funding PLC’s Officer’s Certificate of Compliance

Exhibit 13.3	The Receivables Trustee’s Officer’s Certificate of Compliance

Exhibit 99.1	Annual Servicer’s Certificate

Exhibit 99.2	Report of Independent Accountants

SIGNATURES
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, each Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gracechurch Card Funding (No. 2) PLC

/s/ Jonathon William Albright

Name:	Jonathon William Albright
Title:	Director

Barclaycard Funding PLC

/s/ Jonathon William Albright

Name:	Jonathon William Albright
Title:	Director

Gracechurch Receivables Trustee Limited

/s/ Jonathon William Albright

Name:	Jonathon William Albright
Title:	Director
Date: June 27, 2007

Index to Exhibits

Exhibit No.	Document Description
12.1	Certification of Jonathon William Albright, Director of Gracechurch Card Funding (No. 2) PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Jonathon William Albright, Director of Barclaycard Funding PLC, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3	Certification of Jonathon William Albright, Director of the Receivables Trustee, pursuant to Section 302of the Sarbanes-Oxley Act of 2002

13.1	Gracechurch Card Funding (No. 2) PLC’s Officers’ Certificate of Compliance

13.2	Barclaycard Funding PLC’s Officer’s Certificate of Compliance

13.3	The Receivables Trustee’s Officer’s Certificate of Compliance

99.1	Annual Servicer’s Certificate

99.2	Report of Independent Accountants